October 1, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeanne Bennett
Brian Cascio
Mail Stop 6010

Re:	Cardima, Inc. (the “Registrant”)
Form 8-K for Item 4.02(a)
File No. 000-22419

The Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Chris Mak
Name: Chris Mak
Title: Chief Financial Officer